UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No.: 333-74483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Willis 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Willis North America Inc.

Attn: Adam Rosman

One World Financial Center

200 Liberty Street

New York, NY 10281-1003

(212) 915-8888

Willis 401(k) Retirement

Savings Plan

Financial Statements as of December 31, 2012 and

2011, and for the Year Ended December 31, 2012,

Supplemental Schedule as of December 31, 2012,

and Independent Auditors’ Report

WILLIS 401(k) RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of

Willis North America Inc.

Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Willis 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2012 financial statements taken as a whole.

Nashville, TN

June 27, 2013

Member of

Deloitte Touche Tohmatsu Limited

WILLIS 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Participant-directed investments — at fair value	$660,361,027	$587,341,968

Total investments	660,361,027	587,341,968

Receivables:
Notes receivable from participants	8,490,515	8,388,631
Contributions receivable from employer	9,555,723	9,192,809
Contributions receivable from participants	1,034,684	971,009

Total receivables	19,080,922	18,552,449

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	679,441,949	605,894,417

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUNDS	(20,683,722)	(16,673,456)

NET ASSETS AVAILABLE FOR BENEFITS	$658,758,227	$589,220,961

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Contributions:
Participant contributions	$40,662,542
Rollover contributions	7,039,154
Employer contributions	9,556,869

Total contributions	57,258,565

Investment income:
Net appreciation in fair value of investments	47,978,081
Dividends	12,060,631
Interest	5,037,858

Net investment income	65,076,570

Interest income on notes receivable from participants	366,577

DEDUCTIONS:
Benefits paid to participants	(52,613,174)
Administrative expenses	(551,272)

Total deductions	(53,164,446)

INCREASE IN NET ASSETS	69,537,266

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	589,220,961

End of year	$658,758,227

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN

The following description of the Willis 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Group Holdings plc, and covers all eligible employees of the Company and its subsidiaries. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. State Street Bank and Trust serves as the trustee of the Plan and Diversified Investment Advisors serves as the record keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Full-time and part-time employees of the Company are eligible to participate in the Plan. Newly hired employees are automatically enrolled in the Plan after 60 days of service with a 3% pre-tax contribution rate of eligible compensation. Participants may elect to contribute between 1% and 99% of their eligible compensation as pretax and/or Roth 401(k) contributions, subject to Internal Revenue Service (IRS) limits. Eligible compensation consists of the participant’s base pay plus commissions and production incentives received during the calendar year.

After a year of service, participants are eligible for a 100% match of employee contributions made by the Company up to a maximum of 2% of the employee’s annual eligible compensation. The match is subject to certain Internal Revenue Code (IRC) limitations. The Company match is discretionary and calculated annually and it is automatically invested per the participant’s investment elections.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s match, and Plan earnings, and charged with withdrawals and an allocation of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, Willis Group Holdings plc common stock, and stable value funds as investment options for participants.

The Willis Stable Value Fund and Transamerica Financial Life Insurance Company (TFLIC) Stable 5 Fund are fully benefit-responsive and are invested in separate group annuity insurance contracts with TFLIC. In addition, participants have the option of transferring amounts from the above Plan offered funds into a self-directed brokerage account.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Employer contributions and earnings thereon are 25% vested after two years of service, 50% after three years, 75% after four years, and fully vested after five years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies, or becomes disabled, whichever occurs first.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by an assignment of a participant’s vested interest in the Plan, and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Participant loans are classified as notes receivable and measured at the unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits — On termination of service with the Company (including termination of service due to death, disability, or retirement), a participant may generally elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a financial hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts — When participants terminate employment with the Company, the non-vested portion of the participant’s account as defined by the Plan, represents a forfeiture. The plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the year. During the years ended December 31, 2012 and 2011, forfeiture amounts of $164,798 and $314,450, respectively, were used to offset employer contributions.

Plan Termination — Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan, at any time, subject to the provisions of ERISA. Upon full or partial termination of the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her accounts in the trust, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion on fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and guaranteed investment contracts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides various investment instruments, including common stock, mutual funds, and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participant’s account balances and the amounts reported in the financial statements.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the participants and the Plan as provided in the Plan document. The record keeper is compensated to administer the Plan through net fees of 0.15% withdrawn from participants’ accounts for selecting certain investment options. The Plan may additionally use funds allocated to the Expense Budget Account (EBA) to pay administrative expenses approved by the Employer or can be allocated to participants at the end of the year, at the direction of the Employer. The EBA is a plan level unallocated account that can be credited when fees withdrawn from participants’ accounts are in excess of 0.15% and/or other amounts withdrawn from participants’ accounts. The EBA is also funded based on a plan service fee of 0.02%.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. All distribution payments are processed the same day, therefore, at December 31, 2012 and 2011 there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2012 and 2011.

New Accounting Standards — The accounting standard adopted in 2012 is described below.

ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs — In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820, as of the beginning of the year ended December 31, 2012. ASU 2011-04 is effective for financial statements issued for fiscal years beginning after December 15, 2011 and expands certain disclosures about fair value measurement. The ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. It provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. Management believes that the adoption of ASU 2011-04 did not materially affect the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	INVESTMENTS

Individual investments that represent greater than 5% of the Plan’s net assets available for benefits are as follows:

As of December 31, 2012:
Willis Stable Value Fund (at contract value)	$109,669,424
Pimco Total Return Fund	73,490,247
Transamerica Partners Institutional Stock Index Fund	51,582,362
American Funds Income Fund	44,749,737
TRowe America Growth Fund	42,898,809
American Funds Fundamental Investment Fund	40,951,616
American Funds Europacific	38,028,653
TFLIC Stable 5 Fund (at contract value)	35,151,714

As of December 31, 2011:
Willis Stable Value Fund (at contract value)	$99,260,312
Pimco Total Return Fund	64,210,388
Transamerica Partners Institutional Stock Index Fund	46,187,901
American Funds Income Fund	40,757,700
American Funds Growth Fund	38,250,549
TFLIC Stable 5 Fund (at contract value)	37,076,941
American Funds Fundamental Investment Fund	35,515,770
American Funds Europacific	33,248,431

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $47,978,081 as follows:

Mutual funds	$49,168,939
Common stock	(1,188,529)
Money market funds and other financial assets	(2,329)

Net appreciation in fair value of investments	$47,978,081

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan has two fully benefit-responsive investment contracts with TFLIC. TFLIC maintains the contributions in a non-pooled separate account (Willis Stable Value Fund) and a pooled separate account (TFLIC Stable 5 Fund), which are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The contracts have certain restrictions that affect the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. TFLIC may not terminate the contracts at any amount less than contract value.

TFLIC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with TFLIC, but may not be less than 0%. Such interest rates are reviewed for resetting on a quarterly basis for the Willis Stable Value Fund and on an annual basis for the TFLIC Stable 5 Fund. The crediting rate of the contract will track current market yields on a trailing basis.

	2012	2011
Willis Stable Value Fund average yields:
Based on annualized earnings (1)	10.42%	10.01%
Based on interest rate credited to participants (2)	2.93	2.85

TFLIC Stable 5 Fund average yields:
Based on annualized earnings (1)	15.80%	11.49%
Based on interest rate credited to participants (2)	3.28	3.72

(1)	Computed by dividing the annualized actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

5.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated May 14, 2008, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. During 2012, the Plan administrator filed for an updated determination letter and in a letter dated March 13, 2013, the IRS has determined and informed the Company that the Plan and related trust are designed with the applicable IRC regulations.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2008.

6.	EXEMPT PARTY-IN INTEREST TRANSACTIONS

Transactions with parties-in-interest include contributions from the Company, investments in certain funds managed by the recordkeeper of the Plan, and the investment contracts managed by TFLIC; therefore, these transactions qualify as exempt party-in-interest transactions. Administrative expenses of the Plan not borne by participants are paid by the Company. Such amounts paid by the Company in 2012 and 2011 were not significant.

At December 31, 2012 and 2011, the Plan held 499,804 and 514,195 shares, respectively, of common stock of Willis Group Holdings plc, with a fair value of $17,654,599 and $20,843,077, respectively.

7.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual Funds — Valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed Investment Contracts — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Money Market Funds — Valued at amortized cost, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2012 and December 31, 2011:

	Assets at Fair Value as of December 31, 2012
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
Large Cap Stocks:
Domestic	$229,167,332	$—	$—	$229,167,332
International	41,490,346	—	—	41,490,346
Mid/Small Cap Stocks	78,042,741	—	—	78,042,741
Retirement Funds	17,382,583	—	—	17,382,583
Bonds:
Investment Grade	73,490,247	—	—	73,490,247
High Yield	16,143,848	—	—	16,143,848
Various Diversified Funds	5,597,312	—	—	5,597,312
Common Stocks:
Willis Group Holdings plc	17,654,599	—	—	17,654,599
Other Common Stock	10,443,830	—	—	10,443,830
Guaranteed Investment
Contracts	—	165,504,860	—	165,504,860
Money Market Funds	—	4,575,040	—	4,575,040
Other Financial Assets	868,289	—	—	868,289

Total Assets at Fair Value	$490,281,127	$170,079,900	$—	$660,361,027

	Assets at Fair Value as of December 31, 2011
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
Large Cap Stocks:
Domestic	$203,850,954	$—	$—	$203,850,954
International	35,027,621	—	—	35,027,621
Mid/Small Cap Stocks	68,051,928	—	—	68,051,928
Retirement Funds	8,870,131	—	—	8,870,131
Bonds:
Investment Grade	64,210,388	—	—	64,210,388
High Yield	13,086,687	—	—	13,086,687
Various Diversified Funds	5,214,179	—	—	5,214,179
Common Stocks:
Willis Group Holdings plc	20,843,077	—	—	20,843,077
Other Common Stock	9,591,187	—	—	9,591,187
Guaranteed Investment
Contracts	—	153,010,709	—	153,010,709
Money Market Funds	—	4,362,387	—	4,362,387
Other Financial Assets	1,222,720	—	—	1,222,720

Total Assets at Fair Value	$429,968,872	$157,373,096	$—	$587,341,968

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the years ended, December 31, 2012 and 2011, there were no transfers between levels.

8.	SUBSEQUENT EVENTS

Subsequent events were evaluated through the date of financial statement issuance. Based on this review, no significant event occurred that requires disclosure.

******

SUPPLEMENTAL SCHEDULE

WILLIS NORTH AMERICA INC.

401(k) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Mutual Funds
Large Cap Stocks
Domestic
American Funds Income Fund		Mutual Fund	$44,749,737
American Funds Fundamental Investment Funds		Mutual Fund	40,951,616
JPMorgan US Equity Fund		Mutual Fund	25,683,923
MFS Value Fund		Mutual Fund	23,300,885
T Rowe America Growth Fund		Mutual Fund	42,898,809
Transamerica Partners Stock Index Fund		Mutual Fund	51,582,362

Total			229,167,332

International
American Funds Europacific		Mutual Fund	38,028,653
Russell Emerging Markets Fund		Mutual Fund	3,461,693

Total			41,490,346

Mid/Small Cap Stocks
Columbia Small Cap Value Fund		Mutual Fund	21,340,776
Eagle Small Cap Growth		Mutual Fund	21,610,350
Fidelity Spartan Extended Market Index		Mutual Fund	3,594,315
Prudential Mid Cap		Mutual Fund	20,119,248
Ridge Worth Mid Cap Value		Mutual Fund	11,378,052

Total			78,042,741

Retirement Funds
T Rowe RA 2010		Mutual Fund	1,431,970
T Rowe RA 2020		Mutual Fund	6,546,648
T Rowe RA 2030		Mutual Fund	4,334,263
T Rowe RA 2040		Mutual Fund	2,697,077
T Rowe RA 2050		Mutual Fund	1,127,412
T Rowe RA Income		Mutual Fund	1,245,213

Total			17,382,583

Bonds
Investment Grade
PIMCO Total Return Fund		Mutual Fund	73,490,247

Total			73,490,247

High Yield
Transamerica Partners High Yield Fund		Mutual Fund	16,143,848

Total			16,143,848

Various Diversified Mutual Funds
ABERDEEN GLOBAL SMALL CAP A	403	Mutual Fund	10,802
ALPINE DYNAMIC DIVIDEND FD INS	2,880	Mutual Fund	9,821
AMANA INCOME FUND	230	Mutual Fund	7,861
AMERICAN CENTURY GOVT BOND F	1,580	Mutual Fund	18,090
AMERICAN CENTURY INFL ADJ BD	771	Mutual Fund	10,160
AMERICAN CENTURY LIVEST	1,298	Mutual Fund	16,453
AMERICAN CENTURY MID CAP VALUE	796	Mutual Fund	10,376
AMERICAN FD GROWTH FD OF AMERI	3,631	Mutual Fund	123,968
AMERICAN FD INV CO OF AMERIC	53	Mutual Fund	1,607
AMERICAN FD NEW PERSPE	71	Mutual Fund	2,209
ANGEL OAK MULTI STRATEGY INCM	250	Mutual Fund	3,028
AQR INTL MOMENTUM FD CL L	1,049	Mutual Fund	13,725
AQR MGD FUTURES STRAT FD CL I	1,720	Mutual Fund	16,822
AQR MOMENTUM FD CL L	1,881	Mutual Fund	30,203
AQR MULTI STRATEGY ALT FD CL	2,867	Mutual Fund	28,382
AQR SMALL CAP MOMENTUM FD CL	841	Mutual Fund	13,813
ARTIO GLOBAL EQTY FD INC CL	303	Mutual Fund	10,731
ARTIO TOTAL RETURN BOND	1,746	Mutual Fund	24,239
ARTISAN INTL FUND	1,046	Mutual Fund	25,720
ARTISAN INTL VALUE FUND	1,013	Mutual Fund	30,768
BAIRD CORE PLUS BD INV	1,256	Mutual Fund	14,658
BAIRD SHORT TERM BD INST	1,872	Mutual Fund	18,249
BARON ASSET FUND	170	Mutual Fund	8,314
BARON SMALL CAP FUND	368	Mutual Fund	9,652
BLACKROCK EQTY DIVIDEND FD INV	1,728	Mutual Fund	34,366
BLACKROCK GLOBAL ALLOCA	461	Mutual Fund	9,101
BLACKROCK INTL OPPTY A	636	Mutual Fund	20,824
BROWN CAP MGMT SMALL CO FD INV	107	Mutual Fund	5,402
BUFFALO DISCOVERY FUND	1,569	Mutual Fund	24,676
BUFFALO FLEXIBLE INCOME FUND	790	Mutual Fund	10,015
BUFFALO GROWTH FUND	1,621	Mutual Fund	44,486

WILLIS NORTH AMERICA INC.

401(k) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
CALAMOS EVOLVING WORLD GROWTH	79	Mutual Fund	1,035
CGM FOCUS FUND	222	Mutual Fund	6,518
COHEN & STEERS REALTY SHARES	85	Mutual Fund	5,507
COLUMBIA ACORN FUND CL Z	1,369	Mutual Fund	41,681
COLUMBIA VALUE AND RESTRU	739	Mutual Fund	32,513
CROFT LEOMINSTER VALUE	762	Mutual Fund	18,957
DELAFIELD FUND	1,318	Mutual Fund	40,239
DFA EMERGING MARKETS CORE E	1,250	Mutual Fund	25,498
DFA EMERGING MARKETS SMALL	123	Mutual Fund	2,597
DFA EMERGING MARKETS VALUE	92	Mutual Fund	2,758
DFA GLOBAL REAL ESTATE SECURI	3,610	Mutual Fund	32,530
DFA INTL REAL ESTATE SECURI	731	Mutual Fund	3,779
DFA INTL SMALL CAP VALUE PORTF	412	Mutual Fund	6,591
DFA INTL SMALL COMPANY PORTFO	2,704	Mutual Fund	43,070
DFA INTL VALUE III PORT	916	Mutual Fund	13,916
DFA LARGE CAP VALUE III PORTFO	1,780	Mutual Fund	31,181
DFA REAL ESTATE SECURI	253	Mutual Fund	6,657
DFA SLCTIVELY HEDGED GLOBAL	2,528	Mutual Fund	25,887
DFA TWO YEAR GLOBAL FIXED	396	Mutual Fund	3,975
DFA US LARGE CAP VALUE PORTFO	10,741	Mutual Fund	245,979
DFA US SMALL CAP VALUE PORTFO	1,520	Mutual Fund	39,832
DIREXION MONTHLY SMALL CAP BE	84	Mutual Fund	570
DODGE & COX INCOME FUND	335	Mutual Fund	4,643
DODGE & COX INTL STOCK FUND	1,103	Mutual Fund	38,195
DODGE & COX STOCK FUND	391	Mutual Fund	47,724
DOUBLELINE TOTAL RETURN BD FD	4,308	Mutual Fund	48,806
DOUBLELINE TOTAL RETURN BD FD	3,701	Mutual Fund	41,934
DREYFUS INFLATION ADJUST	733	Mutual Fund	10,158
FAIRHOLME FUND	660	Mutual Fund	20,764
FEDERATED HIGH YIELD TRUST	1,684	Mutual Fund	10,709
FEDERATED PRUDENT BEAR FD CL	1,077	Mutual Fund	3,911
FEDERATED TOTAL RETURN BOND F	1,278	Mutual Fund	14,609
FEDERATED US GOVT SEC FD 1 TO	1,910	Mutual Fund	20,434
FIDELITY CAPITAL APPR FD	523	Mutual Fund	15,363
FIDELITY INTL DISCOVERY FUND	430	Mutual Fund	14,207
FIDELITY LATIN AMER FUND	460	Mutual Fund	21,310
FIDELITY SLCT COMM EQUIPM	56	Mutual Fund	1,303
FIDELITY SLCT HEALTH CARE P	82	Mutual Fund	10,999
FIDELITY SLCT SOFTWARE &COMPUT	52	Mutual Fund	4,250
FIDELITY SLCT TELECOM PORTFO	33	Mutual Fund	1,672
FMI LARGE CAP FUND	664	Mutual Fund	11,347
GABELLI ASSET FUND AAA	37	Mutual Fund	1,941
GABELLI EQUITY INCOME FUND C	809	Mutual Fund	18,412
GABELLI GOLD FD AAA	365	Mutual Fund	8,036
GABELLI SMALL CAP GROWTH FUND	1,090	Mutual Fund	39,973
GATEWAY FUND CL A	1,174	Mutual Fund	31,828
HARBOR CAP APPRECIATION FUND I	1,636	Mutual Fund	69,583
HARBOR COMMODITY REAL RETURN	625	Mutual Fund	4,453
HARBOR INTERNATIONAL FUND I	6	Mutual Fund	363
HARBOR REAL RETURN INSTL	2,797	Mutual Fund	31,272
HARDING LOEVNER EMERGING MARKE	315	Mutual Fund	15,283
HEARTLAND SELECT VALUE FUND I	230	Mutual Fund	6,708
HEARTLAND VALUE PLUS FD INV CL	394	Mutual Fund	11,705
HENNESSY SMALL CAP FINANC	252	Mutual Fund	5,014
HODGES SMALL CAP	777	Mutual Fund	10,261
HUSSMAN STRATEGIC TOTAL RETURN	1,884	Mutual Fund	22,811
ICON ENERGY FUND CL S	119	Mutual Fund	2,261
ICON ENERGY FUND CL S	538	Mutual Fund	10,184
INTREPID SMALL CAP	677	Mutual Fund	10,012
INVESCO CONSTELLATION FD CL A	1,245	Mutual Fund	29,852
INVESCO INTL CORE EQTY FD CL	1,037	Mutual Fund	10,783
INVESCO TECHNOLOGY FD INV CL	12	Mutual Fund	402
IQ ALPHA HEDGE STRATEGY INST C	2,693	Mutual Fund	27,686
IRONCLAD MGD RISK	5,213	Mutual Fund	55,259
IVY ASSET STRATEGY FUND CL A	467	Mutual Fund	12,098
JANUS BALANCED FD CL T	607	Mutual Fund	15,919
JANUS GROWTH & INCM CL T	31	Mutual Fund	1,052
JANUS OVERSEAS FD CL T	406	Mutual Fund	13,891
JANUS TRITON FD CL T	5,030	Mutual Fund	90,636

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
JENSEN QUALITY GROWTH FD CL J	300	Mutual Fund	8,918
JHANCOCK INCOME FUND CL A	639	Mutual Fund	4,313
JHANCOCK3 DISCIPLINED VALUE	334	Mutual Fund	4,796
KINETICS PARADIGM FUND	467	Mutual Fund	11,196
LAUDUS GROWTH INVESTORS U S LA	740	Mutual Fund	10,671
LAZARD EMRG MKTS PORT OPEN S	1,428	Mutual Fund	28,600
LEUTHOLD CORE INVESTMENT FUND	469	Mutual Fund	7,803
LITMAN GREGORY MASTERS ALT ST	3,815	Mutual Fund	42,002
LOOMIS SAYLES BOND FUND CL I	5,506	Mutual Fund	83,257
LOOMIS SAYLES BOND FUND CL R	31	Mutual Fund	470
LOOMIS SAYLES GLOBAL BD FD CL	2,558	Mutual Fund	43,889
LOOMIS SAYLES STRATEGIC INCOME	564	Mutual Fund	8,722
MAINSTAY LARGE CAP GROWTH	1,186	Mutual Fund	9,177
MAINSTAY MARKETFIELD FD CL I	1,811	Mutual Fund	28,687
MANAGERS REAL ESTATE SECURI	100	Mutual Fund	1,010
MANNING & NAPIER WORLD OPPTY	344	Mutual Fund	2,668
MARATHON VALUE PORTFOLIO	923	Mutual Fund	16,526
MARSICO GLOBAL FD	1,059	Mutual Fund	12,244
MATTHEWS CHINA FUND	621	Mutual Fund	14,566
MATTHEWS INDIA FUND	1,245	Mutual Fund	21,809
MATTHEWS PACIFIC TIGER FUND	1,803	Mutual Fund	44,022
MERIDIAN GROWTH FUND	509	Mutual Fund	20,254
METROPOLITAN WEST TOTAL RETURN	9,040	Mutual Fund	98,531
NEUBERGER BERMAN FOCUS FD INV	63	Mutual Fund	1,419
NUVEEN MID CAP SELECT CL A	24	Mutual Fund	256
OAKMARK INTL FD CLASS I	1,871	Mutual Fund	39,164
PARNASSUS EQUITY INCOME FUND I	155	Mutual Fund	4,534
PAYDEN VALUE LEADERS FUND	363	Mutual Fund	3,986
PERMANENT PORTFOLIO	87	Mutual Fund	4,253
PIMCO ALL ASSET ALL AUTHOR	2,726	Mutual Fund	30,226
PIMCO ALL ASSET ALL AUTHOR	2,319	Mutual Fund	25,597
PIMCO ALL ASSET CL D	2,719	Mutual Fund	34,149
PIMCO COMMODITY REAL RETURN	21,369	Mutual Fund	141,888
PIMCO COMMODITY REAL RETURN	2,896	Mutual Fund	18,937
PIMCO EMER MKTS CURRENCY INSTL	5,998	Mutual Fund	63,275
PIMCO GLOBAL ADVANTAGE STRATE	3,651	Mutual Fund	42,722
PIMCO GNMA D	5,361	Mutual Fund	62,300
PIMCO REAL RETURN FUND CL D	6,550	Mutual Fund	80,369
PIMCO TOTAL RETURN FUND CL D	20,343	Mutual Fund	228,657
PIMCO TOTAL RETURN FUND INSTL	4,501	Mutual Fund	50,590
RAINIER MID CAP EQUITY PORT O	430	Mutual Fund	18,801
RIDGEWORTH TOTAL RETURN BOND C	456	Mutual Fund	4,959
RIVERNORTH DOUBLELINE STRAT	3,650	Mutual Fund	40,985
ROYCE LOW PRICED STK FD SERVIC	796	Mutual Fund	11,023
ROYCE PA MUTUAL FUND INVEST	998	Mutual Fund	11,481
RS TECHNOLOGY FUND CL A	837	Mutual Fund	14,204
RYDEX GOVT LONG BD 1.2X STRATE	677	Mutual Fund	11,378
RYDEX NASDAQ-100 FUND INV CL	122	Mutual Fund	2,120
SCHWAB CORE EQUITY FUND	260	Mutual Fund	4,924
SCHWAB DIVIDEND EQUITY FUND	688	Mutual Fund	10,096
SCHWAB FUNDAMENTAL EMER MKT LA	1,976	Mutual Fund	18,297
SCHWAB GNMA FUND	3,003	Mutual Fund	31,441
SCHWAB HEALTH CARE FUND	286	Mutual Fund	5,266
SCHWAB INTL INDEX FUND	696	Mutual Fund	11,686
SCHWAB MARKETTRACK CONSER	487	Mutual Fund	6,932
SCHWAB S&P 500 INDEX FD	1,200	Mutual Fund	26,621
SCHWAB SMALL CAP INDEX FUND	1,185	Mutual Fund	25,017
SCHWAB TREASURY INFLAT	8,212	Mutual Fund	99,281
SCOUT CORE BD FD CL I	1,568	Mutual Fund	18,278
SEQUOIA FUND	42	Mutual Fund	7,033
SOUND SHORE FUND INC	1,825	Mutual Fund	63,726
SSGA EMERGING MARKETS FD	136	Mutual Fund	2,814
T ROWE PRICE EUROPEAN STOCK	207	Mutual Fund	3,316
T ROWE PRICE GLBL REAL ESTATE	265	Mutual Fund	4,779
T ROWE PRICE INTL BOND FUND	2,680	Mutual Fund	27,063
T ROWE PRICE LATIN AMERIC	813	Mutual Fund	30,912
T ROWE PRICE MEDIA AND TELECO	292	Mutual Fund	15,545
TEMPLETON FOREIGN FUND CL A	1,024	Mutual Fund	7,034
TEMPLETON GLOBAL BOND FUND A	6,550	Mutual Fund	87,371

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
TEMPLETON WORLD FUND CL A	2,947	Mutual Fund	46,390
TETON WESTWOOD BALANCED FD CL	1,419	Mutual Fund	16,420
THIRD AVENUE VALUE FD INSTL	489	Mutual Fund	24,376
THORNBURG LTD TERM INCM FD CL	973	Mutual Fund	13,353
TOCQUEVILLE GOLD FUND	46	Mutual Fund	2,906
TOUCHSTONE SANDS CAPITAL SLCT	1,958	Mutual Fund	24,511
TWEEDY BROWNE GLOBAL VALUE	43	Mutual Fund	1,004
VANGUARD 500 INDEX FD INVEST	195	Mutual Fund	25,571
VANGUARD DEVELOPED MKTS INDEX	8,653	Mutual Fund	84,368
VANGUARD EMRG MKTS STK INDEX	1,295	Mutual Fund	36,270
VANGUARD HIGH YIELD CORP FUND	1,387	Mutual Fund	8,475
VANGUARD INFLATION PROTEC	1,513	Mutual Fund	21,990
VANGUARD INTL EXPLORER INVES	1,757	Mutual Fund	25,849
VANGUARD INTL GROWTH FD INVEST	1,070	Mutual Fund	20,615
VANGUARD INTL VALUE FUND	511	Mutual Fund	15,928
VANGUARD MID CAP GROWTH INDEX	812	Mutual Fund	21,918
VANGUARD REIT INDEX FUND INVES	62	Mutual Fund	1,353
VANGUARD S/T INVESTMENT GRADE	6,904	Mutual Fund	74,766
VANGUARD SHORT TERM BOND INDEX	4,989	Mutual Fund	53,033
VANGUARD SMALL CAP GWTH INDEX	761	Mutual Fund	19,048
VANGUARD SMALL CAP INDEX FD IN	659	Mutual Fund	25,514
VANGUARD TOTAL BD MARKET INDEX	8,013	Mutual Fund	88,860
VANGUARD TOTAL INTL STK INDEX	1,924	Mutual Fund	28,817
VANGUARD TOTAL STOCK MKT INDEX	1,481	Mutual Fund	52,787
VANGUARD VALUE INDEX FUND I	624	Mutual Fund	14,309
VANGUARD WELLINGTON FD INVEST	551	Mutual Fund	18,657
VIRTUS DYNAMIC ALPHAS	5,820	Mutual Fund	56,046
VIRTUS FOREIGN OPPTY CL A	1,453	Mutual Fund	37,942
VIRTUS PREMIUM ALPHAS	4,237	Mutual Fund	55,977
WALTHAUSEN SMALL CAP VALUE	564	Mutual Fund	10,667
WASATCH SMALL CAP GROWTH FUND	39	Mutual Fund	1,605
WEITZ VALUE FUND	861	Mutual Fund	29,300
WELLS FARGO ADVTG DIVERS INTL	90	Mutual Fund	923
WELLS FARGO ADVTG GWTH FD IN	3,978	Mutual Fund	158,151
WELLS FARGO ADVTG PREMIE	396	Mutual Fund	4,265
WESTCORE PLUS BOND FUND RETAIL	3	Mutual Fund	34
WHITE OAK SELECT GROWTH FUND	706	Mutual Fund	30,788
YACKTMAN FOCUSED SERVICE CL	528	Mutual Fund	10,826
YACKTMAN FUND SERVICE CL	16,478	Mutual Fund	315,057

Total			5,597,312

Common Stocks
Willis
WILLIS STOCK FUND	499,804	Shares of Common Stock	17,654,599

Total			17,654,599

Other Common Stock
1 800 FLOWERS.COM INC	2,500	Shares of Common Stock	9,175
3M COMPANY	925	Shares of Common Stock	85,842
A E S CORP	100	Shares of Common Stock	1,070
A M R CORPORATION	75	Shares of Common Stock	60
A T & T INC NEW	419	Shares of Common Stock	14,131
A T & T INC NEW	475	Shares of Common Stock	16,019
ABBOTT LABORATORIES TRADES	528	Shares of Common Stock	34,589
ABERDEEN ASIA PAC INCM	10,000	Shares of Common Stock	77,400
ACCENTURE PLC CL A F	65	Shares of Common Stock	4,323
ADT CORP	18	Shares of Common Stock	837
AETNA INC NEW	100	Shares of Common Stock	4,631
AIRGAS INC TENDER	52	Shares of Common Stock	4,746
ALAMOS GOLD INC F	400	Shares of Common Stock	7,036
ALBERTA STAR DEV CP NEWF	200	Shares of Common Stock	32
ALCATEL LUCENT ADR FSPONSO	731	Shares of Common Stock	1,016
ALCOA INC	1,017	Shares of Common Stock	8,825
ALKANE RESOURCES ORD F	5,000	Shares of Common Stock	3,530
ALLEGHENY TECH INC NEW	45	Shares of Common Stock	1,366
ALLERGAN INC	40	Shares of Common Stock	3,677
ALNYLAM PHARMACEUTICALS ** PEN	500	Shares of Common Stock	9,125
ALTRIA GROUP INC	403	Shares of Common Stock	12,685
ALTRIA GROUP INC	595	Shares of Common Stock	18,718
AMARIN CORP PLC NEW ADRFSPONSO	100	Shares of Common Stock	809
AMAZON COM INC	15	Shares of Common Stock	3,763

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
AMER ELECTRIC PWR CO INC	200	Shares of Common Stock	8,536
AMEREN CORPORATION	500	Shares of Common Stock	15,360
AMERICAN INTL GROUP INC TRADES	359	Shares of Common Stock	4,954
AMERICAN INTL GROUP NEW	867	Shares of Common Stock	30,605
AMERICAN SKIING CORP XXXPLAN O	1,830	Shares of Common Stock	—
AMERICAN TOWER CORP REIT	65	Shares of Common Stock	5,023
AMERICAN WATER WORKS CO ** PEN	75	Shares of Common Stock	2,785
ANADARKO PETROLEUM CORP	401	Shares of Common Stock	29,800
ANNALY CAPITAL MGMT REIT	235	Shares of Common Stock	3,305
ANNIES INC ** PEN	75	Shares of Common Stock	2,507
AOL INC	6	Shares of Common Stock	178
APERAM FNEW YO	7	Shares of Common Stock	110
APOLLO COMM REAL EST FIN** PEN	1,000	Shares of Common Stock	16,230
APOLLO INVESTMENT CORP ** PEN	10,000	Shares of Common Stock	83,600
APOLLO RESIDENTIAL MTG ** PEN	4,000	Shares of Common Stock	80,760
APPLE INC	722	Shares of Common Stock	383,991
APPLIED MATERIALS INC	532	Shares of Common Stock	6,088
ARADIGM CORP NEW	180	Shares of Common Stock	23
ARCELOR MITTAL NY NEW FNEW YO	160	Shares of Common Stock	2,795
ARCH COAL INC	709	Shares of Common Stock	5,190
ARCHER-DANIELS-MIDLND CO	50	Shares of Common Stock	1,370
ARENA PHARMACEUTICALS	100	Shares of Common Stock	902
ARES CAPITAL CORP	2,500	Shares of Common Stock	43,750
ARLINGTON ASSET INVT NEW	2,000	Shares of Common Stock	41,540
ASPEN INSURANCE HOLDINGS** PEN	500	Shares of Common Stock	16,040
ASSICURAZIONI GENL ORD F	150	Shares of Common Stock	2,725
ATLAS CORPORATION	103,000	Shares of Common Stock	412
ATLAS ENERGY LP	150	Shares of Common Stock	5,211
ATLAS RESOURCE PARTNERS	15	Shares of Common Stock	337
ATP OIL & GAS CORP	550	Shares of Common Stock	52
AUCTION MILLS INC NEW	4	Shares of Common Stock	—
AUTO DATA PROCESSING	40	Shares of Common Stock	2,277
B & G FOODS INC ** PEN	85	Shares of Common Stock	2,406
B C E INC NEW F	30	Shares of Common Stock	1,288
B G C PARTNERS CLASS A	765	Shares of Common Stock	2,648
B M C SOFTWARE INC	400	Shares of Common Stock	15,848
B2GOLD CORP F	392	Shares of Common Stock	1,399
BAIDU COM INC ADR F** PEN	35	Shares of Common Stock	3,510
BANDERA GOLD LTD F	500	Shares of Common Stock	23
BANK OF AMERICA CORP	5,707	Shares of Common Stock	66,254
BAXTER INTERNATIONAL INC	300	Shares of Common Stock	19,998
BAYER A G SPONSORED ADRFSPONSO	350	Shares of Common Stock	33,572
BAYSWATER URANIUM NEW F	100	Shares of Common Stock	7
BAYTEX ENERGY CORP F	15	Shares of Common Stock	649
BED BATH & BEYOND	50	Shares of Common Stock	2,796
BERKLEY W R CORPORATION	106	Shares of Common Stock	3,984
BERKSHIRE HATHAWAY B NEWCLASS	655	Shares of Common Stock	58,754
BHP BILLITON LTD ADR FSPONSO	20	Shares of Common Stock	1,568
BILL BARRETT CORP ** PEN	400	Shares of Common Stock	7,116
BIOELECTRONICS CORP	12,000	Shares of Common Stock	18
BIOPURE CORP CL A NEW TRADIN	16	Shares of Common Stock	—
BIOSCRIP INC	1,500	Shares of Common Stock	16,155
BJ S RESTAURANTS INC	100	Shares of Common Stock	3,290
BLACK HILLS CORP	400	Shares of Common Stock	14,536
BLACKSTONE GROUP LP ** PEN	357	Shares of Common Stock	5,561
BOEING CO ODDLOT	110	Shares of Common Stock	8,290
BONANZA OIL & GAS INC	2,400	Shares of Common Stock	—
BOSTON SCIENTIFIC CORP	1,000	Shares of Common Stock	5,730
BOX SHIPS INC ** PEN	3,950	Shares of Common Stock	16,195
BP PLC ADR FSPONSO	194	Shares of Common Stock	8,058
BRANDYWINE REALTY TR NEWREIT	220	Shares of Common Stock	2,681
BRIGUS GOLD CORP F	3,000	Shares of Common Stock	2,820
BRINKS CO DUTCH	40	Shares of Common Stock	1,138
BRISTOL-MYERS SQUIBB CO ODDLOT	170	Shares of Common Stock	5,540
BROADCOM CORP CL A CLASS	546	Shares of Common Stock	18,119
BROOKFIELD ASSET MGMT FWITH S	70	Shares of Common Stock	2,566
BROOKFIELD INFRA PTNRS F	85	Shares of Common Stock	2,996
BROOKS AUTOMATION NEW DUTCH	31	Shares of Common Stock	250
BRUKER CORPORATION	600	Shares of Common Stock	9,143

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
BUFFALO WILD WINGS INC ** PEN	50	Shares of Common Stock	3,641
C S X CORP	200	Shares of Common Stock	3,946
C V S CAREMARK CORP	200	Shares of Common Stock	9,670
CADAN RESOURCES NEW F	100	Shares of Common Stock	21
CALLON PETROLEUM CO	500	Shares of Common Stock	2,350
CALUMET SPECIALTY PROD ** PRI	215	Shares of Common Stock	6,534
CAMPBELL SOUP COMPANY	500	Shares of Common Stock	17,445
CANADIAN ZINC CORP F	545	Shares of Common Stock	210
CAPITAL BK FINL CORP ** PEN	27	Shares of Common Stock	461
CAPITAL CITY BANK GROUP	1,014	Shares of Common Stock	11,532
CAPSTONE MINING CORP F	200	Shares of Common Stock	481
CATERPILLAR INC	264	Shares of Common Stock	23,625
CEL SCI CORP NEW	10,000	Shares of Common Stock	2,700
CENTRAL FD CDA LTD CLA FCLASS	2,670	Shares of Common Stock	56,150
CENTURYLINK INC	24	Shares of Common Stock	951
CENVEO INC	5,825	Shares of Common Stock	15,728
CERNER CORP	200	Shares of Common Stock	15,502
CERRO RESOURCES NL ORD F	40,000	Shares of Common Stock	5,400
CF INDUSTRIES HOLDINGS ** PEN	35	Shares of Common Stock	7,111
CHESAPEAKE UTIL CORP	100	Shares of Common Stock	4,540
CHEVRON CORPORATION	237	Shares of Common Stock	25,594
CHIMERA INVESTMENT CORP ** PEN	215	Shares of Common Stock	562
CHINA ENERGY SVGS TECH TRADIN	1,000	Shares of Common Stock	—
CHIPOTLE MEXICAN GRILL ** PEN	8	Shares of Common Stock	2,380
CHUBB CORPORATION	105	Shares of Common Stock	7,890
CISCO SYSTEMS INC	6,494	Shares of Common Stock	127,613
CITADEL BROADCASTING CP	12	Shares of Common Stock	—
CITIGROUP INC NEW	230	Shares of Common Stock	9,099
CITIGROUP INC NEW	8,261	Shares of Common Stock	326,808
CITRIX SYSTEMS INC	200	Shares of Common Stock	13,124
CITRIX SYSTEMS INC	15	Shares of Common Stock	984
CLAYMORE EXCH TRADED FD ** PEN	300	Shares of Common Stock	10,472
COCA COLA COMPANY	1,036	Shares of Common Stock	37,565
COEUR D ALENE MINES NEW	700	Shares of Common Stock	17,220
COLGATE-PALMOLIVE CO	70	Shares of Common Stock	7,318
COLONIAL BANCGROUP INC REGIST	725	Shares of Common Stock	—
COMCAST CORP NEW CL A	121	Shares of Common Stock	4,538
COMDISCO HOLDING CO RTSRIGHTS	150	Shares of Common Stock	11
COMMERCIAL METALS CO TENDER	100	Shares of Common Stock	1,486
COMPUTRZD THERML IMAGINGTRADIN	1,000	Shares of Common Stock	—
CONAGRA FOODS INC	280	Shares of Common Stock	8,260
CONOCOPHILLIPS	1,588	Shares of Common Stock	92,102
CONS WATER CO INC ORD F	706	Shares of Common Stock	5,222
CONTL PRECIOUS MINERALSF	1,000	Shares of Common Stock	166
COPANO ENERGY LLC ** PEN	19	Shares of Common Stock	616
COPPER NORTH MNG CORP F	40	Shares of Common Stock	5
CORNING INC	200	Shares of Common Stock	2,524
COVIDIEN PLC NEW F	9	Shares of Common Stock	529
CROSSHAIR ENERGY CORP F	362	Shares of Common Stock	38
CUMMINS INC	51	Shares of Common Stock	5,564
CVR PARTNERS ** PEN	491	Shares of Common Stock	12,381
CYNOSURE INC ** PEN	600	Shares of Common Stock	14,466
CYS INVESTMENTS INC	2,850	Shares of Common Stock	33,659
DARLING INTL INC	300	Shares of Common Stock	4,812
DDR CORP	214	Shares of Common Stock	3,359
DECODE GENETICS INC XXXPLAN O	5,900	Shares of Common Stock	—
DEERE & CO	107	Shares of Common Stock	9,251
DELCATH SYSTEMS INC	10,000	Shares of Common Stock	12,300
DELL INC	606	Shares of Common Stock	6,148
DENISON MINES CORP F	5,000	Shares of Common Stock	6,250
DEVON ENERGY CP NEW	1,029	Shares of Common Stock	53,554
DHT HOLDINGS INC NEW F	176	Shares of Common Stock	720
DIAGEO PLC NEW ADR FSPONSO	20	Shares of Common Stock	2,332
DIGITAL REALTY TRUST INC** PEN	55	Shares of Common Stock	3,734
DIME CMNTY BANCSHARES	505	Shares of Common Stock	7,018
DIREXION SHS ETF NEW DAILY	1,500	Shares of Common Stock	20,251
DIREXION SHS EXCH TRD FDDAILY	1,500	Shares of Common Stock	28,050
DISCOVER FINANCIAL SVCS	720	Shares of Common Stock	27,756
DISNEY WALT CO	329	Shares of Common Stock	16,363

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
DITEM EXPLORATION INC F	1,000	Shares of Common Stock	20
DOMINOS PIZZA INC ** PEN	100	Shares of Common Stock	4,355
DONNELLEY R R & SONS CO	2,000	Shares of Common Stock	17,980
DOW CHEMICAL COMPANY	210	Shares of Common Stock	6,789
DRYSHIPS INC F** PEN	100	Shares of Common Stock	160
DU PONT E I DE NEMOUR&CO	108	Shares of Common Stock	4,859
DUKE ENERGY CORP NEW	1,271	Shares of Common Stock	81,104
E M C CORP MASS	1,259	Shares of Common Stock	31,853
E O G RESOURCES INC	220	Shares of Common Stock	26,598
E V ENERGY PARTNERS LP ** PEN	666	Shares of Common Stock	37,696
EARTHLINK INC	100	Shares of Common Stock	646
EAST ASIA MINERALS CORPF	700	Shares of Common Stock	126
EASTMAN KODAK COMPANY	217	Shares of Common Stock	39
EBAY INC	100	Shares of Common Stock	5,100
ECHELON CORPORATION	180	Shares of Common Stock	441
EDDIE BAUER HOLDINGS XXXBANKRU	5,000	Shares of Common Stock	—
EGSHARES ETF EMERGI	387	Shares of Common Stock	10,310
ELAN CORP PLC SPON ADR FSPONSO	3,300	Shares of Common Stock	33,693
ELECTROGLAS CORP XXXBANKRU	400	Shares of Common Stock	—
ELMIRA SVGS BK ELMIRA NY	535	Shares of Common Stock	12,177
EMERALD OIL INC NEW	1,214	Shares of Common Stock	6,361
EMERSON ELECTRIC CO	327	Shares of Common Stock	17,339
ENDEAVOUR INTL CORP NEW	8	Shares of Common Stock	41
ENDURANCE SPECALTY HLDGF	100	Shares of Common Stock	3,969
ENERGY FUELS INC F	4,424	Shares of Common Stock	792
ENERPLUS CORP F	250	Shares of Common Stock	3,240
ENSCO PLC CLASS A FCLASS	30	Shares of Common Stock	1,778
ENTEGRIS INC DUTCH	1,000	Shares of Common Stock	9,180
ENTERPRISE PRD PRTNRS LP	115	Shares of Common Stock	5,759
ENTMNT GAMING ASIA NEW	250	Shares of Common Stock	480
ERICSSON TEL ADR B NEW FCL B S	120	Shares of Common Stock	1,212
ETFS PHYS PLATINUM ETF SHARES	150	Shares of Common Stock	22,704
EWORLD COMPANIES INC NEW	625,000	Shares of Common Stock	63
EXACT SCIENCES CORP	10,000	Shares of Common Stock	105,900
EXCO RESOURCES INC ** PEN	102	Shares of Common Stock	688
EXELIXIS INC	600	Shares of Common Stock	2,742
EXELON CORPORATION	367	Shares of Common Stock	10,916
EXPO HOLDING INC	33,500	Shares of Common Stock	7
EXPRESS SCRIPTS HLDG CO	100	Shares of Common Stock	5,400
EXXON MOBIL CORPORATION	159	Shares of Common Stock	13,775
FACEBOOK INC CLASS A ** PEN	116	Shares of Common Stock	3,088
FAIRPOINT COMMUN INC ** PEN	1	Shares of Common Stock	—
FASTENAL CO	50	Shares of Common Stock	2,333
FEDEX CORPORATION	25	Shares of Common Stock	2,315
FELLOWS ENERGY LTD TRADIN	3,500	Shares of Common Stock	2
FIFTH STREET FINANCE CP ** PEN	9,583	Shares of Common Stock	99,858
FIFTH THIRD BANCORP	100	Shares of Common Stock	1,520
FIRSTHAND TECH VALUE FD	9	Shares of Common Stock	163
FLAGSTAR BANCORP INC NEW	22	Shares of Common Stock	427
FLAMEL TECH SA ADR FSPONSO	1,000	Shares of Common Stock	3,030
FORD MOTOR COMPANY NEW TENDER	1,042	Shares of Common Stock	13,498
FOUNTAIN HEALTHY AGING	7,500	Shares of Common Stock	3
FREEPORT MCMORAN COPPER	400	Shares of Common Stock	13,680
FREIGHTCAR AMERICA INC ** PEN	408	Shares of Common Stock	9,146
FRONTIER COMMUNICATIONS	2,039	Shares of Common Stock	8,727
GABELLI EQUITY TRUST INC	406	Shares of Common Stock	2,266
GAMESTOP CORP CL A NEW	250	Shares of Common Stock	6,273
GENERAL ELECTRIC COMPANY	5,387	Shares of Common Stock	113,068
GENERAL ELECTRIC COMPANY	280	Shares of Common Stock	5,877
GENERAL MILLS INC	139	Shares of Common Stock	5,613
GENERAL MOLY INC	3,000	Shares of Common Stock	12,030
GENERAL MOTORS CO ** PEN	1,000	Shares of Common Stock	28,830
GENUINE PARTS CO	180	Shares of Common Stock	11,444
GETTY REALTY CORP NEW REIT	293	Shares of Common Stock	5,293
GIANT INTERACTIVE ADR F** PEN	50	Shares of Common Stock	271
GILEAD SCIENCES INC	77	Shares of Common Stock	5,656
GLAXOSMITHKLINE PLC ADRFSPONSO	421	Shares of Common Stock	18,313
GLOBAL ALUMINA CORP FDUTCH	11,000	Shares of Common Stock	2,420
GLOBAL PEOPLELINE TELECOREGIST	3	Shares of Common Stock	—

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
GMX RESOURCES INC	15,000	Shares of Common Stock	7,500
GOLD CANYON RES INC F	27,000	Shares of Common Stock	27,567
GOLDCORP INC NEW FEXCHAN	32	Shares of Common Stock	1,174
GOLDEN MINERALS CO	250	Shares of Common Stock	1,148
GOLDMAN SACHS GROUP INC	342	Shares of Common Stock	43,609
GOOGLE INC ** PEN	95	Shares of Common Stock	67,201
GRAFTECH INTERNATIONAL	100	Shares of Common Stock	939
GREAT PANTHER SILVER F	3,000	Shares of Common Stock	4,590
GREAT WESTN MNRLS GROUPF	10,000	Shares of Common Stock	2,366
GREEN EARTH TECHS INC	5,000	Shares of Common Stock	975
GREEN MTN COFFEE ROASTER	200	Shares of Common Stock	8,268
GREENLAND MIN & EGY ORDF	10,000	Shares of Common Stock	2,803
GREIF INC CL B	130	Shares of Common Stock	6,291
GSV CAPITAL CORP	50	Shares of Common Stock	422
GUGGENHEIM EXCH TRD FD BRIC E	168	Shares of Common Stock	6,060
GUGGENHEIM EXCH TRD FD CHINA	500	Shares of Common Stock	11,425
GULF RESOURCES INC NEW	113	Shares of Common Stock	131
GUYANA FRONTIER MINING F	9,000	Shares of Common Stock	317
HALLIBURTON CO HLDG CO EXCHAN	1,060	Shares of Common Stock	36,771
HARD TO TREAT DISEASES	42,000	Shares of Common Stock	4
HARRIS CORPORATION	150	Shares of Common Stock	7,344
HATTERAS FINANCIAL CORP ** PEN	2,400	Shares of Common Stock	59,544
HAWAIIAN ELEC INDUSTRIES	500	Shares of Common Stock	12,570
HEALTH CARE REIT INC REIT	110	Shares of Common Stock	6,714
HEALTHCARE SVC GROUP INC	55	Shares of Common Stock	1,278
HEALTHSOUTH CORP NEW	1,075	Shares of Common Stock	22,693
HELICOS BIOSCIENCES CORP** PEN	520	Shares of Common Stock	2
HERBALIFE LTD F** PEN	65	Shares of Common Stock	2,141
HERSHEY COMPANY	26	Shares of Common Stock	1,853
HEWLETT-PACKARD COMPANY	1,251	Shares of Common Stock	17,831
HOLLYFRONTIER CORP	48	Shares of Common Stock	2,234
HOME DEPOT INC TENDER	481	Shares of Common Stock	29,732
HONEYWELL INTERNATIONAL	31	Shares of Common Stock	1,994
HORMEL FOODS CORP	700	Shares of Common Stock	21,847
HSN INC	502	Shares of Common Stock	27,641
HUDSON CITY BANCORP INC	800	Shares of Common Stock	6,504
IAMGOLD CORPORATION FEXCHAN	500	Shares of Common Stock	5,735
IMPACT SILVER CORP F	1,000	Shares of Common Stock	1,142
INGERSOLL RAND CL A NEWFIRELAN	28	Shares of Common Stock	1,336
INGREDION INC	0	Shares of Common Stock	15
INOVIO PHARMACEUTICALS	1,000	Shares of Common Stock	500
INTEL CORP	8,585	Shares of Common Stock	177,023
INTERNATIONAL PAPER CO DUTCH	15	Shares of Common Stock	598
INTERPHARM HOLDINGS INC TRADIN	1,000	Shares of Common Stock	—
INTL BUSINESS MACHINES	431	Shares of Common Stock	82,543
INTUIT INC	100	Shares of Common Stock	5,948
INVESCO MORTGAGE CAPITAL** PEN	320	Shares of Common Stock	6,307
IQ HEDGE MAC TRACKER ETFMACRO	565	Shares of Common Stock	15,479
IRON MOUNTAIN INC NEW	45	Shares of Common Stock	1,397
ISCO INTERNATIONAL INXXXBANKRU	53,770	Shares of Common Stock	—
ISHARES CORE S&P ETF S&P 50	123	Shares of Common Stock	17,655
ISHARES ETF AAA- A	252	Shares of Common Stock	13,172
ISHARES FTSE NAREIT MTG PLUS C	800	Shares of Common Stock	10,936
ISHARES MSCI BRAZIL INDXBRAZIL	120	Shares of Common Stock	6,718
ISHARES MSCI BRAZIL INDXBRAZIL	80	Shares of Common Stock	4,475
ISHARES MSCI EMRG MKT FDWITH S	795	Shares of Common Stock	35,265
ISHARES MSCI ETF ALL PE	100	Shares of Common Stock	4,588
ISHARES MSCI GRMNY IDX GERMAN	862	Shares of Common Stock	21,291
ISHARES MSCI HK IDX FD HONG K	1,078	Shares of Common Stock	20,935
ISHARES MSCI VAL IDX FD	147	Shares of Common Stock	7,135
ISHARES S&P MIDCAP 400 S&P MI	127	Shares of Common Stock	11,219
ISHARES S&P SMALLCAP 600S&P SM	141	Shares of Common Stock	11,397
ISHARES S&P U S PFD FUNDS&P U	730	Shares of Common Stock	28,923
ISHARES SILVER TRUST INDEX	1,918	Shares of Common Stock	56,332
ISHARES TR BARCLAYS TIPSBOND F	650	Shares of Common Stock	78,946
ISHARES TR COMEX GOLD ** PEN	1,486	Shares of Common Stock	24,191
ISHARES TR DJ US INDL US IND	1,052	Shares of Common Stock	77,136
ISHARES TR LEHMAN BD FD LEHMAN	162	Shares of Common Stock	17,413
ISHARES TR MSCI EAFE FD WITH S	461	Shares of Common Stock	26,231

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
ISHARES TR RUSSELL 1000 RUSSEL	588	Shares of Common Stock	38,508
ISHARES TR RUSSELL 2000 WITH S	233	Shares of Common Stock	19,646
ISHARES TR S&P 500 BARRAS&P 50	173	Shares of Common Stock	13,103
ISHARES TR S&P LATN AMERS&P LA	108	Shares of Common Stock	4,742
ISHARES TR S&P SMALLCAP WITH S	154	Shares of Common Stock	12,049
ISHARES TRUST FTSE EPRA NARIET	1,281	Shares of Common Stock	42,440
ISHARES TRUST IBOXX	266	Shares of Common Stock	24,831
ISHARES TRUST INDEX FUNDWITH S	225	Shares of Common Stock	9,101
ISHARES TRUST INDEX FUNDWITH S	100	Shares of Common Stock	4,054
ISHARES TRUST MSCI E	204	Shares of Common Stock	8,321
ISHARES TRUST S&P GL	328	Shares of Common Stock	11,717
ISIS PHARMACEUTICALS INC	600	Shares of Common Stock	6,264
ITC HOLDINGS CORP ** PEN	40	Shares of Common Stock	3,076
JABIL CIRCUIT INC	51	Shares of Common Stock	976
JADE ART GROUP INC NEW	45,000	Shares of Common Stock	378
JDS UNIPHASE CORP NEW	178	Shares of Common Stock	2,403
JOHNSON & JOHNSON	353	Shares of Common Stock	24,713
JOY GLOBAL INC	100	Shares of Common Stock	6,378
JPMORGAN CHASE & CO	218	Shares of Common Stock	9,596
K L A TENCOR CORP	1	Shares of Common Stock	26
KANSAS CITY SOUTHERN	303	Shares of Common Stock	25,303
KBR INC ** PEN	55	Shares of Common Stock	1,646
KELLY SERVICES INC CL A	304	Shares of Common Stock	4,792
KIMBERLY-CLARK CORP	95	Shares of Common Stock	8,021
KINDER MORGAN ENERGY LP UNIT L	144	Shares of Common Stock	11,493
KINDER MORGAN ENERGY LP UNIT L	322	Shares of Common Stock	25,724
KINDER MORGAN HOLDCO LLC** PEN	100	Shares of Common Stock	3,533
KINDER MORGAN MGMT LLC	280	Shares of Common Stock	21,098
KKR FINANCIAL HLDGS LLC REIT	750	Shares of Common Stock	7,920
KNIGHTSBRDG TANKERS ORDF	300	Shares of Common Stock	1,575
KRAFT FOODS GROUP	252	Shares of Common Stock	11,458
KRISPY KREME DOUGHNUT CP	500	Shares of Common Stock	4,690
L INTERNATIONAL COMPUTERTRADIN	200	Shares of Common Stock	—
LAB CP OF AMER HLDG NEW	400	Shares of Common Stock	34,648
LEVEL 3 COMMUN NEW	116	Shares of Common Stock	2,681
LEXICON PHARMACEUTICALS	40	Shares of Common Stock	88
LIGHTBRIDGE CORP	17	Shares of Common Stock	24
LILLY ELI & COMPANY ODDLOT	243	Shares of Common Stock	11,962
LIMITED BRANDS INC TENDER	148	Shares of Common Stock	6,949
LONGTOP FINL TECH ADS F** PEN	250	Shares of Common Stock	—
LOWES COMPANIES INC	219	Shares of Common Stock	7,764
LSI CORPORATION	106	Shares of Common Stock	749
LULULEMON CORP ** PEN	70	Shares of Common Stock	5,336
LUXEYARD INC	1,500	Shares of Common Stock	41
M D U RESOURCES GROUP	529	Shares of Common Stock	11,236
MACQUARIE INFRASTRUC LLC	70	Shares of Common Stock	3,189
MACYS INC	871	Shares of Common Stock	33,991
MAGELLAN MIDSTREAM PTNRS	150	Shares of Common Stock	6,479
MAGNUM HUNTER RESOURCES	6,220	Shares of Common Stock	24,818
MANITOWOC COMPANY INC	3	Shares of Common Stock	49
MANNKIND CORP	30,000	Shares of Common Stock	69,300
MARATHON OIL CORP	300	Shares of Common Stock	9,198
MARKET VECTORS ETF ** PEN	30	Shares of Common Stock	1,279
MARSH & MC LENNAN CO INC	46	Shares of Common Stock	1,586
MATTEL INCORPORATED	278	Shares of Common Stock	10,184
MC DONALDS CORP EXCHAN	2,219	Shares of Common Stock	195,733
MEADOWBROOK INSURANCE GP	112	Shares of Common Stock	645
MEGA URANIUM LTD F	14,000	Shares of Common Stock	1,540
MELCO PBL ENTMT LTD ADRF**PEND	9,950	Shares of Common Stock	167,541
MERCK & CO INC NEW	487	Shares of Common Stock	19,924
MERITAGE HOMES CORP	100	Shares of Common Stock	3,735
METANOR RESOURCES F	8,500	Shares of Common Stock	1,632
METLIFE INC	307	Shares of Common Stock	10,117
MFA FINANCIAL INC REIT	12,000	Shares of Common Stock	97,320
MGM MIRAGE TENDER	42	Shares of Common Stock	489
MICROSOFT CORP DUTCH	5,192	Shares of Common Stock	138,678
MIDDLEBY CORP THE	100	Shares of Common Stock	12,821
MILLENNIUM CELL INC	5,000	Shares of Common Stock	1
MIND TECHNOLOGIES INC TRADIN	10,000	Shares of Common Stock	20

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
MINDRAY MED INTL ADR F** PEN	200	Shares of Common Stock	6,540
MODINE MANUFACTURING CO	200	Shares of Common Stock	1,626
MOLSON COORS BREWING CLB	26	Shares of Common Stock	1,109
MONDELEZ INTL INC CL A	761	Shares of Common Stock	19,360
MONTPELIER RE HLDGS LTDF	113	Shares of Common Stock	2,589
MORGAN STANLEY	5,519	Shares of Common Stock	105,525
MOSAIC CO NEW	250	Shares of Common Stock	14,158
MOTOROLA SOLUTIONS INC	31	Shares of Common Stock	1,711
MULTICELL TECHS INC NEW	7,500	Shares of Common Stock	9
MULTIMEDIA GAMES INC DUTCH	1,000	Shares of Common Stock	14,710
NAM TAI ELECTRONICS NEWF	2,163	Shares of Common Stock	29,894
NATIONAL GRID PLC ADR FSPONSO	503	Shares of Common Stock	28,884
NATIONAL OILWELL VARCO	100	Shares of Common Stock	6,835
NATL SCIENTIFIC CORP	250	Shares of Common Stock	8
NESTLE S A REG B ADR F1 ADR	25	Shares of Common Stock	1,629
NET 1 UEPS TECHS NEW	300	Shares of Common Stock	1,533
NETFLIX INC	10	Shares of Common Stock	926
NETSOL TECHNOLOGIES NEW	75	Shares of Common Stock	449
NEVSUN RESOURCES LTD F	2,000	Shares of Common Stock	8,560
NEW GOLD INC F	1,000	Shares of Common Stock	11,030
NEW YORK CMNTY BANCORP	1,156	Shares of Common Stock	15,139
NEWCASTLE INVESTMENT CP REIT	6,000	Shares of Common Stock	52,080
NIKE INC CLASS B	100	Shares of Common Stock	5,166
NORDIC AMERN TANKR LTD F	8	Shares of Common Stock	68
NORFOLK SOUTHERN CORP	125	Shares of Common Stock	7,730
NORTH AMERN DATACOM INC	1,000	Shares of Common Stock	—
NORTHEAST BANCORP NEW	700	Shares of Common Stock	6,403
NORTHISLE COPPER & GOLDF	40	Shares of Common Stock	5
NORTHSTAR REALTY FIN CP ** PEN	2,000	Shares of Common Stock	14,080
NOVARTIS A G SPON ADR FSPONSO	150	Shares of Common Stock	9,495
NUCOR CORP	334	Shares of Common Stock	14,400
NUTRACEUTICAL INTL CORP	100	Shares of Common Stock	1,654
NXP SEMICONDUCTORS NV F** PEN	150	Shares of Common Stock	3,948
NYSE EURONEXT N V	200	Shares of Common Stock	6,308
OBN HOLDINGS INC NEW	200	Shares of Common Stock	1
OCCIDENTAL PETE CORP	533	Shares of Common Stock	40,798
OCLARO INC NEW	4,000	Shares of Common Stock	6,280
ORACLE CORPORATION	1,176	Shares of Common Stock	39,177
OXUS GOLD PLC WEF ORD F	202,700	Shares of Common Stock	9,405
P I C O HOLDINGS INC NEW	245	Shares of Common Stock	4,966
PALADIN ENERGY LTD ORD FCANADI	1,000	Shares of Common Stock	1,086
PAN AMERICAN SILVER CP F	200	Shares of Common Stock	3,746
PANERA BREAD CO CL A	25	Shares of Common Stock	3,971
PARAMOUNT GOLD AND SILVRTRADIN	10,000	Shares of Common Stock	23,200
PARKER-HANNIFIN CORP	65	Shares of Common Stock	5,529
PATRIOT COAL CORP	1,500	Shares of Common Stock	110
PATRIOT NATL BANCORP INC	3,300	Shares of Common Stock	4,125
PEABODY ENERGY CORP	650	Shares of Common Stock	17,297
PENTAIR LTD F	8	Shares of Common Stock	393
PEPSICO INCORPORATED	705	Shares of Common Stock	48,221
PETROLEO BRASILEIRO ADRFSA PET	435	Shares of Common Stock	8,469
PFIZER INCORPORATED ODDLOT	600	Shares of Common Stock	15,048
PFIZER INCORPORATED ODDLOT	2,321	Shares of Common Stock	58,200
PHILIP MORRIS INTL INC	344	Shares of Common Stock	28,800
PHILLIPS 66	704	Shares of Common Stock	37,382
PHOTRONICS INC	500	Shares of Common Stock	2,980
PIMCO CORP & INC OPPTY FUND	306	Shares of Common Stock	5,948
PIMCO CORP INCOME STRATE	500	Shares of Common Stock	8,825
PIMCO ETF 0-5 YR	297	Shares of Common Stock	30,719
PIMCO EXCH TRADED FUND TOTAL	10	Shares of Common Stock	1,114
PINETREE CAPITAL NEW F	1,500	Shares of Common Stock	1,290
PINNACLE AIRLINES CORP — PEN	150	Shares of Common Stock	5
PIPER JAFFRAY COS NEW ODDLOT	1	Shares of Common Stock	32
PLAINS ALL AMERN PPLN LPWITH S	160	Shares of Common Stock	7,238
PLUG POWER INC NEW	12	Shares of Common Stock	6
PLUM CREEK TIMBER CO REIT	200	Shares of Common Stock	8,874
PORTLAND GENERAL ELEC	600	Shares of Common Stock	16,416
POTASH CORP SASK INC FTENDER	1,060	Shares of Common Stock	43,131
POWERSHARES S&P ETF 500 LO	969	Shares of Common Stock	26,822

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
POWERSHS DB COMMDTY INDX	991	Shares of Common Stock	27,530
POWERSHS EXCH TRAD FD TRDYNAMI	65	Shares of Common Stock	1,501
POWERSHS EXCH TRAD FD TREMERGI	640	Shares of Common Stock	20,125
POWERSHS EXCH TRAD FD TRFUNDAM	154	Shares of Common Stock	2,770
POWERSHS EXCH TRAD FD TRPOWERS	158	Shares of Common Stock	2,482
POWERSHS EXCH TRAD FD TRPREFER	7,000	Shares of Common Stock	102,760
POWERSHS QQQ TRUST SER 1	1,320	Shares of Common Stock	86,000
PRECISION DRILLING CORPF	965	Shares of Common Stock	7,990
PRICELINE.COM INC NEW	20	Shares of Common Stock	12,408
PROCTER & GAMBLE EXCHAN	603	Shares of Common Stock	40,969
PROSHARES SHORT S&P 500	130	Shares of Common Stock	4,424
PROSHS ULTRAPRO NEW ETF SHORT	2,000	Shares of Common Stock	75,500
PROSHS ULTRASHORT MSCI ULTRA	50	Shares of Common Stock	824
PROSHS ULTRASHRT ETF NEWULTRAS	1,250	Shares of Common Stock	79,313
PROSHS ULTRASHRT ETF NEWULTRAS	25	Shares of Common Stock	1,353
PROSPECT CAPITAL CORP	6,000	Shares of Common Stock	65,220
PROTHENA CORP PLC F	80	Shares of Common Stock	586
PROXIM CORP CL A NEW CLASS	15	Shares of Common Stock	—
PUB SVC ENT GROUP INC	500	Shares of Common Stock	15,300
PUMA EXPLORATION INC F	6,650	Shares of Common Stock	1,659
PVH CORP	10	Shares of Common Stock	1,115
QUALCOMM INC	340	Shares of Common Stock	21,032
QUALMARK CORP	400	Shares of Common Stock	200
R F MICRO DEVICES INC	1,000	Shares of Common Stock	4,480
RAMBUS INC DEL	484	Shares of Common Stock	2,357
RANDGOLD RES LTD ADR FSPONSO	241	Shares of Common Stock	23,910
RANGE RESOURCES CORP	100	Shares of Common Stock	6,283
RAYTHEON COMPANY NEW ODD LO	497	Shares of Common Stock	28,588
REALOGY HLDGS CORP ** PEN	100	Shares of Common Stock	4,196
RELIANCE STL & ALUMINUM	1,450	Shares of Common Stock	90,038
RESEARCH IN MOTION LTD F	500	Shares of Common Stock	5,935
RESOURCE CAPITAL CORP ** PEN	20,300	Shares of Common Stock	113,680
RITE AID CORPORATION	100	Shares of Common Stock	136
ROCKWELL AUTOMATION INC	24	Shares of Common Stock	2,016
ROCKWELL COLLINS INC	9	Shares of Common Stock	524
ROVI CORPORATION	76	Shares of Common Stock	1,173
ROYCE VALUE TRUST INC	317	Shares of Common Stock	4,256
S P D R S&P 500 ETF TR EXPIRI	359	Shares of Common Stock	51,116
SAFE BULKERS INC F** PEN	5,000	Shares of Common Stock	16,800
SALESFORCE COM ** PEN	15	Shares of Common Stock	2,522
SANDRIDGE ENERGY INC ** PEN	4,000	Shares of Common Stock	25,400
SANDSTORM GOLD 14 WTSFWARRAN	4,000	Shares of Common Stock	7,088
SANGUINE CORP NEW	200	Shares of Common Stock	46
SCH US DIV EQUITY ETF	200	Shares of Common Stock	5,668
SCHEIN HENRY INC	120	Shares of Common Stock	9,650
SCHW INTL EQ ETF	367	Shares of Common Stock	9,960
SCHW US BRD MKT ETF	816	Shares of Common Stock	28,083
SCHW US LCAP ETF	360	Shares of Common Stock	12,199
SCHW US LCAP GRO ETF	355	Shares of Common Stock	12,132
SCHW US LCAP VAL ETF	2,089	Shares of Common Stock	66,494
SCHW US SCAP ETF	622	Shares of Common Stock	23,697
SCOR ADR FSPONSO	1,000	Shares of Common Stock	2,760
SEACOAST BK CORP FLA COMMON	100	Shares of Common Stock	161
SEADRILL LTD F	1,151	Shares of Common Stock	42,339
SEALED AIR CORP NEW	115	Shares of Common Stock	2,008
SECTOR SPDR ENGY SELECT SHARES	139	Shares of Common Stock	9,950
SECTOR SPDR FINCL SELECTSHARES	887	Shares of Common Stock	14,543
SECTOR SPDR INDL SELECT SHARES	15	Shares of Common Stock	569
SECTOR SPDR MATERIALS FDSHARES	4	Shares of Common Stock	150
SENOMYX INC ** PEN	1,000	Shares of Common Stock	1,680
SHERWIN WILLIAMS CO	20	Shares of Common Stock	3,076
SIEMENS A G ADR F1 ADR	230	Shares of Common Stock	25,178
SILGAN HOLDINGS INC TENDER	102	Shares of Common Stock	4,242
SILICON GRAPHICS INC XXXBANKRU	1,000	Shares of Common Stock	—
SILVER WHEATON CORP F	1,288	Shares of Common Stock	46,471
SIMON PPTY GROUP NEW REIT/N	25	Shares of Common Stock	3,952
SIRIUS XM RADIO INC TENDER	12,169	Shares of Common Stock	35,168
SJM HOLDINGS LTD ORD F	8,000	Shares of Common Stock	18,578

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
SMAVE SOLUTIONS INC	15	Shares of Common Stock	—
SONICBLUE INC XXXBANKRU	700	Shares of Common Stock	—
SONY CORP ADR NEW F1 ADR	100	Shares of Common Stock	1,120
SOUTHERN COPPER CORP	119	Shares of Common Stock	4,491
SOUTHWEST AIRLINES CO	1,372	Shares of Common Stock	14,047
SPDR BARCLAYS ETF 1-3 YE	1,068	Shares of Common Stock	32,809
SPDR GOLD TRUST SPDR G	722	Shares of Common Stock	116,979
SPDR S&P DIVIDEND ETF	1,361	Shares of Common Stock	79,156
SPDR S&P GLOBAL ETF NATURA	314	Shares of Common Stock	16,190
SPDR SERIES TRUST ETF DB INT	300	Shares of Common Stock	19,062
SPECTRA ENERGY CORP	1,480	Shares of Common Stock	40,522
SPECTRASCIENCE INC NEW	4,576	Shares of Common Stock	233
SPONGETECH DELIVERY SYS TRADIN	735,525	Shares of Common Stock	294
SPRINT NEXTEL CORP	2,500	Shares of Common Stock	14,175
STANLEY BLACK & DECKER	500	Shares of Common Stock	37,011
STAR SCIENTIFIC INC	550	Shares of Common Stock	1,474
STARBUCKS CORP	1,080	Shares of Common Stock	57,902
STERIS CORP	250	Shares of Common Stock	8,683
STEWART ENTERPRISES CL A	233	Shares of Common Stock	1,776
STRATEGIC MINING CORP TRADIN	83	Shares of Common Stock	—
STRATEGIC RESOURCES LTD	2,500	Shares of Common Stock	2
SUN LIFE FINANCIAL INC F	1,000	Shares of Common Stock	26,530
SUNTECH POWER HLDGS CO ** PEN	47	Shares of Common Stock	72
SUPERVALU INC	1,095	Shares of Common Stock	2,705
SYSCO CORPORATION	805	Shares of Common Stock	25,501
T J X COS INC	527	Shares of Common Stock	22,359
T R C COMPANIES INC	105	Shares of Common Stock	611
TAIWAN SEMICONDUCTR ADRFSPONSO	20	Shares of Common Stock	343
TAL INTERNATIONAL GROUP ** PEN	2,000	Shares of Common Stock	72,760
TANZANIAN ROYALTY EXPL F	6,000	Shares of Common Stock	26,460
TARGET CORPORATION	780	Shares of Common Stock	46,173
TATA MOTORS LTD ADR FSPONSO	300	Shares of Common Stock	8,616
TAUBMAN CENTERS INC REIT	35	Shares of Common Stock	2,755
TE CONNECTIVITY LTD F	9	Shares of Common Stock	349
TELEFONICA SPON ADR FSPONSO	900	Shares of Common Stock	12,141
TELEFONICA SPON ADR FSPONSO	50	Shares of Common Stock	675
TELLABS INC	4,145	Shares of Common Stock	9,451
TEMPLETON GLOBAL INCM FD	800	Shares of Common Stock	7,552
TESLA MOTORS INC ** PEN	200	Shares of Common Stock	6,774
TEVA PHARM INDS LTD ADRFWITH S	200	Shares of Common Stock	7,468
THE SOUTHERN COMPANY	499	Shares of Common Stock	21,383
TIANRONG BLDG MAT HLDGS REGIST	1,000	Shares of Common Stock	—
TICC CAPITAL CORP	10,000	Shares of Common Stock	101,200
TIM HORTONS INC ** PEN	158	Shares of Common Stock	7,770
TIME WARNER CABLE	41	Shares of Common Stock	3,985
TIME WARNER INC NEW	72	Shares of Common Stock	3,429
TOTAL S A ADR F1 ADR	180	Shares of Common Stock	9,362
TRACTOR SUPPLY COMPANY	1,004	Shares of Common Stock	88,689
TRANS1 INC ** PEN	959	Shares of Common Stock	2,378
TRANSOCEAN INC NEW F	579	Shares of Common Stock	25,858
TRANSWITCH CORP NEW	125	Shares of Common Stock	76
TRAVELERS COMPANIES INC	257	Shares of Common Stock	18,444
TRINA SOLAR LTD ADR F** PEN	100	Shares of Common Stock	434
TRONOX LTD CLASS A F	577	Shares of Common Stock	10,530
TRUEBLUE INC	150	Shares of Common Stock	2,363
TYCO INTL LTD NEW F	38	Shares of Common Stock	1,104
U S BANCORP DEL NEW	215	Shares of Common Stock	6,867
U308 CORP F	1,738	Shares of Common Stock	400
UCORE RARE METALS INC F	5,000	Shares of Common Stock	2,465
ULTRA PETROLEUM CORP F	400	Shares of Common Stock	7,252
UNILEVER PLC ADR NEW FWITH S	225	Shares of Common Stock	8,712
UNION PACIFIC CORP	30	Shares of Common Stock	3,772
UNITED CONTL HLDGS INC	189	Shares of Common Stock	4,419
UNITED PARCEL SERVICE B CLASS	150	Shares of Common Stock	11,060
UNITED TECHNOLOGIES CORP	251	Shares of Common Stock	20,607
URANERZ ENERGY CORP	600	Shares of Common Stock	834
US BIOTEC INC NEW	196	Shares of Common Stock	1
VALE SA ADR FSPONSO	450	Shares of Common Stock	9,432
VALLEY NATIONAL BANCORP	1,096	Shares of Common Stock	10,197
VANGUARD BOND INDEX FUNDTOTAL	973	Shares of Common Stock	81,761

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
VANGUARD DIV APPRCIATION	1,513	Shares of Common Stock	90,114
VANGUARD ENERGY ETF	25	Shares of Common Stock	2,557
VANGUARD GROWTH	992	Shares of Common Stock	70,620
VANGUARD MSCI EAFE ETF	582	Shares of Common Stock	20,504
VANGUARD MSCI EMERGING MARKET	830	Shares of Common Stock	36,960
VANGUARD REIT	1,988	Shares of Common Stock	130,810
VANGUARD SMALL CAP GRWTH	331	Shares of Common Stock	29,430
VANGUARD TOTAL STOCK MKTSTK MK	398	Shares of Common Stock	29,138
VELATEL GLOBAL COMM NEW	200	Shares of Common Stock	22
VERIZON COMMUNICATIONS	549	Shares of Common Stock	23,755
VESTA INSURANCE GROUPXXXBANKRU	216	Shares of Common Stock	—
VIE FINANCIAL GROUP NEW TRADIN	15	Shares of Common Stock	—
VISHAY INTERTECHNOLOGY	400	Shares of Common Stock	4,252
VISHAY PRECISION GROUP	28	Shares of Common Stock	370
VIVUS INC	600	Shares of Common Stock	8,052
VODAFONE GROUP NEW ADR FSPONSO	530	Shares of Common Stock	13,351
VOXX INTERNATIONAL CL A	100	Shares of Common Stock	673
VULCAN MATERIALS COMPANYEXCHAN	200	Shares of Common Stock	10,410
WABCO HOLDINGS INC	39	Shares of Common Stock	2,542
WALGREEN COMPANY	120	Shares of Common Stock	4,441
WAL-MART STORES INC	376	Shares of Common Stock	25,683
WALTER ENERGY INC	2,502	Shares of Common Stock	89,766
WALTER INVSTMNT MGMT	2,263	Shares of Common Stock	97,367
WELLS FARGO & CO NEW	1,119	Shares of Common Stock	38,232
WESTERN COPPER & GOLD F	80	Shares of Common Stock	114
WESTERN REFINING INC ** PEN	9	Shares of Common Stock	246
WEYERHAEUSER CO TENDER	104	Shares of Common Stock	2,881
WHOLE FOODS MARKET INC	35	Shares of Common Stock	3,195
WILLIAMS COMPANIES	2,183	Shares of Common Stock	71,456
WILLIS GRP HLDGS PUBLICF	160	Shares of Common Stock	5,365
WISDOMTREE ASIA ETF LOCAL	349	Shares of Common Stock	18,340
WISDOMTREE DEFA EQUITY INCOME	107	Shares of Common Stock	4,339
WISDOMTREE EMERGING ETF MKTS L	753	Shares of Common Stock	40,255
WISDOMTREE EQUITY INC FDHI YIE	86	Shares of Common Stock	3,958
WISDOMTREE INDIA EARNING	250	Shares of Common Stock	4,843
WISDOMTREE JAPAN TOT DIVJAPAN	57	Shares of Common Stock	2,093
WISDOMTREE MIDCAP DIVDNDMIDCAP	19	Shares of Common Stock	1,099
WISDOMTREE SMALLCAP DIV SMALLC	71	Shares of Common Stock	3,597
WISDOMTREE TRUST ** PEN	24	Shares of Common Stock	1,388
WPX ENERGY INC	700	Shares of Common Stock	10,416
XEROX CORP	481	Shares of Common Stock	3,279
XL GROUP PLC F	1,200	Shares of Common Stock	30,072
YAHOO INC	500	Shares of Common Stock	9,950
YAMANA GOLD INC F	2,000	Shares of Common Stock	34,420
YM BIOSCIENCES INC F	3,100	Shares of Common Stock	8,897
YONGYE INTERNATIONAL INC	750	Shares of Common Stock	4,373
YORA INTL INC NEW	275	Shares of Common Stock	—
ZALICUS INC	25,350	Shares of Common Stock	16,478
ZION OIL & GAS INC ** PEN	1,100	Shares of Common Stock	1,947
ZIX CORPORATION	20	Shares of Common Stock	56
ZURICH INSURANCE GP ADRFSPONSO	1,000	Shares of Common Stock	26,800
ZYNGA INC ** PEN	1,000	Shares of Common Stock	2,360

Total			10,443,830

Guaranteed Investment Contracts
WILLIS STABLE VALUE FUND		Group Annuity Insurance Contracts	119,991,340
TFLIC STABLE 5 FUND		Group Annuity Insurance Contracts	45,513,520

Total			165,504,860

Money Market Funds
Cash	548,503	Money Market	548,473
SCHWAB VALUE ADVANTAGE MONEY	187,123	Money Market	187,123
SCHWAB US TREAS MONEY FD	393,551	Money Market	393,551
SCHWAB MONEY MARKET FUND	3,359,945	Money Market	3,359,945
SCHWAB CASH RESERVES SWEEP	6,748	Money Market	6,748
SCHWAB MONEY MARKET FUND	79,200	Money Market	79,200

Total			4,575,040

Other Financial Assets
TFLIC General Account		General Insurance Assets	164,797
State Street Bank & Trust Co. Cash Reserve Account		Cash Reserve Account	67,807
ROYAL CARIBBEA 6.875%13FSR NT	5,000	Corporate Bonds	5,263

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number - 13-5654526

FORM 5500, SCHEDULE H, PART 1V, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
SOUTHWEST AIRLIN 5.75%16BONDS	10,000	Corporate Bonds	11,278
CATERPILLAR FIN 5.6%13POWERN	10,000	Corporate Bonds	10,105
VULCAN MATLS CO 6.3%13NOTES	10,000	Corporate Bonds	10,225
HEWLETT-PACKARD 1.25%13NOTES	20,000	Corporate Bonds	19,993
GOLDMAN SACHS G 5.25%13NOTES	25,000	Corporate Bonds	25,271
GREIF BROTHERS 6.75%17NOTES	10,000	Corporate Bonds	11,150
HOST HOTELS 9.0%17NOTES	25,000	Corporate Bonds	26,750
AUTOZONE INC 4.375%13SR NT	8,000	Corporate Bonds	8,122
ROYAL BK OF SCOTLD 5%13F	25,000	Corporate Bonds	25,461
HEWLETT PACKARD 4.5%13NOTES	25,000	Corporate Bonds	25,130
INGLES MKTS, IN 8.875%17NOTES	25,000	Corporate Bonds	26,688
GE MONEY BANK N A 1.3%13CD FDI	24,000	CD	24,196
BARCLAYS BANK N 3.2%14CD FDI	50,000	CD	52,007
DISCOVER BANK 1.9%16CD FDI	9,000	CD	9,263
GOLDMAN SACHS BK 2%19 CD FDI	42,000	CD	41,854
ALLY BANK 0.9%13CD FDI	50,000	CD	50,075
GE MONEY BANK N A 1%13CD FDI	50,000	CD	50,127
DISCOVER BK 1%15CD FDI	50,000	CD	50,207
GE MONEY BANK N A 2.3%14CD FDI	10,000	CD	10,219
DISCOVER BANK 2.2%16CD FDI	15,000	CD	15,481
U S TREAS STRIP 0% 11/14INT PM	8,000	Principal amount due 2/15/2013	7,958
U S TREAS STRIP 0% 11/13INT PM	12,000	Principal amount due 2/15/2014	11,980
U S TREAS NT STRIPPED PRIN PMT	4,000	Principal amount due 5/15/2012	3,984
U S TREAS STRIP 0% 02/15PRIN P	2,000	Principal amount due 5/15/2013	1,987
U S TREAS STRIP 0% 08/13INT PM	12,000	Principal amount due 5/15/2014	11,989
U S TREAS STRIP 0% 05/14INT PM	8,000	Principal amount due 8/15/2012	7,974
U S TREAS STRIP 0% 02/13INT PM	53,000	Principal amount due 8/15/2013	52,996
U S TREAS STRIP 0% 05/13INT PM	12,000	Principal amount due 8/15/2014	11,998
U S TREAS STRIP 0% 08/14INT PM	4,000	Principal amount due 11/15/2012	3,983
U S TREAS STRIP 0% 02/14INT PM	12,000	Principal amount due 11/15/2013	11,971

Total			868,289

PARTICIPANT NOTES RECEIVABLE		Participant notes receivable bearing interest	8,490,515
		ranging from 4.25% to 10.12% and maturity dates from January 1, 2013 to December 15, 2027
		Adjustment from Fair Value to Contract Value for Stable Value Funds	(20,683,722)

			$648,167,820

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Willis 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS 401(K) RETIREMENT SAVINGS PLAN

By:	/s/ Lynn Bissinger
Lynn Bissinger
Director, US Benefits
Willis North America Inc.

Dated: June 28, 2013